(1)

RESTATED
INTERIM REPORT
For the three months ended
March 31, 2006

CONSOLIDATED BALANCE SHEETS
as at March 31, 2006 and December 31, 2005
(unaudited - US$ millions)

	2006	2005
	Restated	Restated
Assets Cash, short term investments and marketable securities	474.8	559.0
Accounts receivable and other	2,118.7	2,380.4
Recoverable from reinsurers (including recoverables on paid losses - $511.8; 2005 - $535.3)	7,496.7	7,655.7
	10,090.2	10,595.1
Portfolio investments Subsidiary cash and short term investments (market value - $5,274.5; 2005 - $4,526.3)	5,274.5	4,526.3
Bonds (market value - $7,711.7; 2005 - $8,038.4)	7,981.7	8,127.4
Preferred stocks (market value - $15.9; 2005 - $16.6)	13.6	15.8
Common stocks (market value - $2,640.8; 2005 - $2,530.7)	2,138.1	2,097.4
Investments in Hub, Zenith National and Advent (market value - $318.6; 2005 - $439.1)	195.0	226.6
Real estate (market value - $18.1; 2005 - $18.0)	17.3	17.2
Total (market value - $15,979.6; 2005 - $15,569.1)	15,620.2	15,010.7
Deferred premium acquisition costs	382.0	385.1
Future income taxes	1,004.9	1,118.8
Premises and equipment	90.6	95.7
Goodwill	229.8	228.4
Other assets	108.5	108.2
	27,526.2	27,542.0
Liabilities Cunningham Lindsey indebtedness	67.7	63.9
Accounts payable and accrued liabilities	1,025.4	1,167.3
Securities sold but not yet purchased	760.4	700.3
Funds withheld payable to reinsurers	1,061.0	1,054.4
	2,914.5	2,985.9
Provision for claims	16,106.7	16,235.1
Unearned premiums	2,371.2	2,446.3
Long term debt - holding company borrowings	1,306.2	1,365.3
Long term debt - subsidiary company borrowings	969.2	869.3
Purchase consideration payable	191.3	192.1
Trust preferred securities of subsidiaries	52.4	52.4
	20,997.0	21,160.5
Non-controlling interests	796.6	751.4
Shareholders’ Equity Common stock	2,077.0	2,079.6
Other paid in capital	59.4	59.4
Treasury stock, at cost	(17.2)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	576.2	405.6
Currency translation account	(13.9)	(19.7)
	2,818.1	2,644.2
	27,526.2	27,542.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2006 and 2005
(unaudited - US$ millions except per share amounts)

	2006	2005
	Restated	Restated
Revenue Gross premiums written	1,315.8	1,346.7
Net premiums written	1,131.6	1,161.7
Net premiums earned	1,185.7	1,143.0
Interest and dividends	149.2	107.1
Realized gains on investments	289.6	141.3
Claims fees	90.0	88.7
	1,714.5	1,480.1
Expenses Losses on claims	799.3	869.9
Operating expenses	261.0	256.5
Commissions, net	208.9	182.0
Interest expense	52.2	49.7
	1,321.4	1,358.1
Earnings from operations before income taxes	393.1	122.0
Provision for income taxes	145.0	45.1
Net earnings before non-controlling interests	248.1	76.9
Non-controlling interests	(49.7)	(29.7)
Net earnings	198.4	47.2
Net earnings per share	$10.99	$2.80
Net earnings per diluted share	$10.51	$2.74
Cash dividends paid per share	$1.40	$1.40
Shares outstanding (000) (weighted average)	17,800	16,010

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the three months ended March 31, 2006 and 2005
(unaudited - US$ millions)

	2006	2005
	Restated	Restated
Common stock - Subordinate voting shares - beginning of period	2,075.8	1,783.1
Purchases during the period	(2.6)	-
Subordinate voting shares - end of period	2,073.2	1,783.1
Multiple voting shares - beginning and end of period	3.8	3.8
Common stock	2,077.0	1,786.9
Other paid in capital - beginning and end of period	59.4	59.4
Treasury stock (at cost) - beginning of period	(17.3)	(17.4)
Reissuances during the period	0.1	0.3
Treasury stock - end of period	(17.2)	(17.1)
Preferred stock - Series A - beginning and end of period	51.2	51.2
Series B - beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings - beginning of period, as previously reported	531.4	1,061.9
Restatement adjustments	(125.8)	(199.6)
Retained earnings - beginning of period, as restated	405.6	862.3
Net earnings for the period	198.4	47.2
Common share dividends	(25.1)	-
Preferred share dividends	(2.7)	(2.4)
Retained earnings - end of period	576.2	907.1
Currency translation account - beginning of period	(19.7)	(26.1)
Foreign exchange impact from foreign denominated net assets	5.8	(7.0)
Currency translation account - end of period	(13.9)	(33.1)
Total shareholders’ equity	2,818.1	2,839.8
Number of shares outstanding Common stock - Subordinate voting shares - beginning of period	17,056,856	15,260,625
Net treasury shares reissued	100	1,860
Purchases	(19,300)	-
Subordinate voting shares - end of period	17,037,656	15,262,485
Multiple voting shares - beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding - end of period	17,786,426	16,011,255
Preferred stock - Series A - beginning and end of period	3,000,000	3,000,000
Series B - beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2006 and 2005
(unaudited - US$ millions)

	2006	2005
	Restated	Restated
Operating activities Earnings before non-controlling interests	248.1	76.9
Amortization	4.3	8.3
Future income taxes	113.5	24.3
Realized gains on investments	(289.6)	(141.3)
	76.3	(31.8)
Changes in:
Provision for claims	(131.3)	(177.8)
Unearned premiums	(76.2)	(16.7)
Accounts receivable and other	509.5	121.7
Recoverable from reinsurers	160.7	164.2
Funds withheld payable to reinsurers	6.4	10.5
Accounts payable and accrued liabilities	(82.5)	(25.5)
Other	(14.3)	13.0
Cash provided by operating activities	448.6	57.6
Investing activities Investments - purchases	(896.3)	(1,444.4)
- sales	929.4	993.0
Sale (purchase) of marketable securities	57.3	(129.2)
Sale of Zenith National shares	193.8	—
Purchase of Advent shares	(24.0)	—
Purchase of capital assets	(1.5)	(4.1)
Purchase of subsidiaries, net of cash	—	7.8
Cash provided by (used in) investing activities	258.7	(576.9)
Financing activities Subordinate voting shares repurchased	(2.6)	—
Issue of OdysseyRe debt	100.0	—
Long term debt - repayment	(60.6)	(7.9)
Purchase consideration payable	(5.1)	(5.1)
Cunningham Lindsey indebtedness	3.8	(1.0)
Common share dividends	(25.1)	(22.5)
Preferred share dividends	(2.7)	(2.4)
Cash provided by (used in) financing activities	7.7	(38.9)
Foreign currency translation	0.8	(4.5)
Increase (decrease) in cash resources	715.8	(562.7)
Cash resources - beginning of period	4,590.4	4,429.7
Cash resources - end of period	5,306.2	3,867.0

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $221.9 ($216.4 at December 31, 2005, $182.4 at March  31, 2005 and $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2006 and 2005
(unaudited - in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s restated consolidated financial statements for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s restated consolidated financial statements for the year ended December 31, 2005, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2. Restatement of Financial Results

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. These unaudited consolidated financial statements reflect the restatement of the unaudited consolidated financial statements for the three months ended March 31, 2006 and 2005. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the “Swiss Re Cover”). That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at that prior time, are reflected in the company’s consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements.

The total cumulative impact of the restatement through March 31, 2006 and March 31, 2005 is to decrease shareholders’ equity by $235.3 and $333.2 respectively. The total cumulative impact on shareholders’ equity comprises a decrease in the currency translation account (the “CTA”) in the amount of $123.7 as at March 31, 2006 and $156.1 as at March 31, 2005, a decrease in retained earnings in the amount of $99.5 as at March 31, 2006 and $165.1 as at March 31, 2005, a decrease in share capital (by way of an increase in treasury stock) of $17.2 as at March 31, 2006 and $17.1 as at March 31, 2005, and an increase in common stock of $5.1 as at March 31, 2006 and March 31, 2005. Of the $99.5 after-tax cumulative decrease in retained earnings as at March 31, 2006 and $165.1 as at March 31, 2005, the net effect of the restatement on earnings for each period is to increase net earnings for the three months ended March 31, 2006 and 2005 by $26.3 and $12.0 respectively.

The corrections affecting the three months ended March 31, 2006 and 2005, net of non-controlling interests and tax effects as applicable, relate to:

Insurance/Reinsurance Operations and Investments

(i)    Adjustments related to the recording by the company of the restatement of the OdysseyRe consolidated financial statements as at and for the years ended December 31, 2000 through 2005 to correct for accounting errors associated with reinsurance contracts entered into by OdysseyRe between 1998 and 2004. OdysseyRe restated its financial results following a re-evaluation of the accounting considerations previously applied to those transactions. The contracts were restated to correct the application of EITF 93-6 and account for the treatment of deferred ceding commissions to be received by the company. The restatement had no cumulative effect on shareholders’ equity as at March 31, 2006 and resulted in a $4.2 cumulative decrease in shareholders’ equity as at March 31, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.8, and decreasing net earnings for the three months ended March 31, 2005 by $1.1.

(ii)   Adjustments required to correct the accounting for the company’s investment in Zenith National Insurance Corp. (“Zenith National”), which was incorrectly accounted for using the cost basis of accounting during the period 1999 to 2001. At that time, the company had the ability to exercise significant influence over Zenith National from an accounting perspective. The accounting for Zenith National was restated to record the company’s share of Zenith National net losses during the period 1999 to 2001 under the equity method of accounting and to record the increase in the realized gains on sales of this investment in 2006. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 and resulted in a $16.8 cumulative decrease in shareholders’ equity as at March 31, 2005, and had no effect on the net earnings for the three months ended March 31, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $11.6.

Consolidation Accounting

(iii)  Bookkeeping errors in the accounting for various intercompany transactions, including incorrect eliminations of gains and losses on intercompany purchases and sales of portfolio investments, write-offs of unreconciled intercompany balances, incorrect elimination of intercompany advances, and related foreign currency accounting. The errors resulted in an unsupported net asset having been recorded in the consolidated financial statements of the company. The corrections resulted in a cumulative decrease in shareholders’ equity of $157.7 as at March 31, 2006 and of $166.1 as at March 31, 2005, comprised of a cumulative net charge to the CTA of $159.0 as at March 31, 2006 and 2005, a $1.3 cumulative increase in retained earnings as at March 31, 2006 and a $7.1 cumulative decrease in retained earnings as at March 31, 2005, and no effect on the net earnings for the three months ended March 31, 2006 and 2005.

(iv)  Errors in recording realized foreign currency gains and losses of a subsidiary during the period 2000 to 2005. The amounts were recorded in accounts payable rather than in earnings. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 and resulted in a $39.6 cumulative decrease in shareholders’ equity as at March 31, 2005, and no effect on net earnings for the three months ended March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2005 by $9.6. These corrections occurred in a lower tax rate jurisdiction and resulted in the recognition of an income tax expense of $1.4 for the three months ended March 31, 2005.

(v)  Certain losses related to an intercompany dispute that were not recorded in the consolidated financial statements. The corrections resulted in an after-tax cumulative decrease in shareholders’ equity of $13.5 as at March 31, 2006 and had no cumulative impact on shareholders’ equity as at March 31, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.9 and no effect on net earnings for the three months ended March 31, 2005.

(vi)  Errors in the accounting for fair value adjustments to portfolio investments in the purchase equations for certain acquisitions. The corrections had no cumulative effect on shareholders’ equity as at March 31, 2006 and as March 31, 2005 and no effect on the net earnings for the three months ended March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2005 by $9.8.

(vii)  The treatment of losses on foreign exchange contracts that hedged the 1999 acquisition funding for TIG. The losses were incorrectly recorded as a charge to the CTA. The correction resulted in the revision of the purchase equation and the recording of goodwill associated with the Odyssey America Re subsidiary and a credit to the CTA in the amount of $23.8. The related $17.6 unamortized goodwill balance and the $6.2 cumulative decrease in retained earnings were reflected in the consolidated balance sheets as at March 31, 2006 and 2005.

Accounting for Income Taxes

The aggregate income tax effects of the corrections and adjustments described herein, excluding the effects of items (viii) and (ix), resulted in a $3.5 cumulative increase in shareholders’ equity at March 31, 2006 and a $15.2 cumulative increase in shareholders’ equity as at March 31, 2005, and had the net effect of decreasing the net earnings for the three months ended March 31, 2006 and 2005 by $12.5 and $4.3 respectively.

(viii)Correction of an income tax expense recorded in the first quarter of 2006 related to a 2003 financial restructuring of a subsidiary. The correction had no cumulative effect on shareholders’ equity as at March 31, 2006 and resulted in a $9.3 cumulative decrease in shareholders’ equity as at March 31, 2005, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $9.3 and no effect on net earnings for the three months ended March 31, 2005.

(ix)  Errors in calculating income tax provisions, which had no cumulative impact on shareholders’ equity at March 31, 2006 and which resulted in a $0.6 cumulative decrease in shareholders’ equity as at March 31, 2005, and had the net effect of decreasing net earnings for the three months ended March 31, 2006 and 2005 by $4.0 and $1.6 respectively.

Other

(x)   The recording of a dividend declared in 2004 in the amount of $22.5 in 2004 instead of 2005. The correction had no cumulative impact on shareholders’ equity as at March 31, 2005 and 2006.

(xi)  Recording the balance sheet reclassification of common shares owned by the company as an increase in treasury stock rather than as an increase in other assets. The correction resulted in a $17.2 increase in treasury stock and a corresponding $17.2 decrease in shareholders’ equity as at March 31, 2006, and a $17.1 increase in treasury stock and a corresponding $17.1 decrease in shareholders’ equity as at March 31, 2005.

(xii)  Other unrelated adjustments of an immaterial nature individually that were either timing differences in the recording of amounts or corrections. The adjustments resulted in an aggregate $0.3 decrease in shareholders’ equity as at March 31, 2006 and an aggregate $4.7 decrease in shareholders’ equity as at March 31, 2005.

The previously reported, restatement adjustment and restated amounts for those accounts affected by this restatement in the consolidated statements of earnings for the three months ended March 31, 2006 and 2005, and on the consolidated balance sheets as at March 31, 2006 and 2005, are as follows. The accounts primarily affected by the adjustments above have been footnoted. Refer to note 9 for the impact of the restatement on the US GAAP reconciliation.

As at March 31, 2006	Previously Reported	Restatement Adjustments			Restated
Consolidated Balance Sheet Data Assets Portfolio investments - strategic investments	196.8	(1.8)	(ii	)	195.0
Future income taxes	1,027.5	(22.6)	(i)(viii	)	1,004.9
Goodwill	212.2	17.6	(vii	)	229.8
Other assets	104.7	3.8	(xi	)	108.5
Total assets	27,529.2	(3.0)			27,526.2
Liabilities Accounts payable and accrued liabilities	1,004.2	21.2	(iii	)	1,025.4
Provision for claims	15,895.4	211.3	(i)(v	)	16,106.7
Non-controlling interests	796.8	(0.2)	(i	)	796.6
Shareholders’ equity Common stock	2,071.9	5.1			2,077.0
Treasury stock, at cost	—	(17.2)	(xi	)	(17.2)
Retained earnings as at January 1, 2006	531.4	(125.8)			405.6
Retained earnings as at March 31, 2006	675.7	(99.5)			576.2
Currency translation account	109.8	(123.7)	(iii	)	(13.9)
Total shareholders’ equity as at March 31, 2006	3,053.4	(235.3)			2,818.1

Three months ended March 31, 2006	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	1,315.8	—			1,315.8
Net premiums written	1,131.6	—			1,131.6
Net premiums earned	1,168.4	17.3	(i	)	1,185.7
Interest and dividends	149.2	—			149.2
Realized gains on investments	268.0	21.6	(ii)(iii)(iv	)	289.6
Claims fees	90.0	—			90.0
	1,675.6	38.9			1,714.5
Expenses Losses on claims	793.8	5.5	(i)(v	)	799.3
Operating expenses	263.5	(2.5)	(i	)	261.0
Commissions, net	208.9	—			208.9
Interest expense	52.0	0.2			52.2
	1,318.2	3.2			1,321.4
Earnings from operations before income taxes	357.4	35.7			393.1
Provision for income taxes	137.9	7.1	(viii	)	145.0
Net earnings before non-controlling interests	219.5	28.6			248.1
Non-controlling interests	(47.4)	(2.3)			(49.7)
Net earnings	172.1	26.3			198.4
Net earnings per share	$9.47	$1.48			$10.99
Net earnings per diluted share	$9.10	$1.40			$10.51

As at March 31, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Balance Sheet Data Assets Recoverable from reinsurers	7,988.1	7.0			7,995.1
Portfolio investments - bonds	7,753.0	(13.0)			7,740.0
- strategic investments	311.7	(29.2)	(i)(ii	)	282.5
Deferred premium acquisition costs	382.9	(10.0)			372.9
Future income taxes	947.1	(28.9)	(i)(viii	)	918.2
Premises and equipment	95.1	1.1			96.2
Goodwill	224.7	17.6	(vii	)	242.3
Other assets	114.8	4.7	(x	)	119.5
Total assets	26,345.4	(50.7)			26,294.7
Liabilities Accounts payable and accrued liabilities	1,191.3	93.7	(iii	)	1,285.0
Provision for claims	14,840.6	180.1	(i)(v	)	15,020.7
Unearned premiums	2,363.6	10.2			2,373.8
Long term debt - subsidiary company borrowings	2,183.6	2.3			2,185.9
Non-controlling interests	616.1	(3.8)	(i	)	612.3
Shareholders’ equity Common stock	1,781.8	5.1			1,786.9
Treasury stock, at cost	—	(17.1)	(xi	)	(17.1)
Retained earnings as at January 1, 2005	1,061.9	(199.6)			862.3
Retained earnings as at March 31, 2005	1,072.2	(165.1)			907.1
Currency translation account	123.0	(156.1)	(iii	)	(33.1)
Total shareholders’ equity as at March 31, 2005	3,173.0	(333.2)			2,839.8

Three Months Ended March 31, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	1,354.8	(8.1)			1,346.7
Net premiums written	1,167.7	(6.0)			1,161.7
Net premiums earned	1,147.1	(4.1)	(i	)	1,143.0
Interest and dividends	107.1	—			107.1
Realized gains on investments	131.4	9.9	(iii)(iv	)	141.3
Claims fees	88.7	—			88.7
	1,474.3	5.8			1,480.1
Expenses Losses on claims	879.5	(9.6)	(i)(iv)(v	)	869.9
Operating expenses	254.3	2.2	(i	)	256.5
Commissions, net	182.0	—			182.0
Interest expense	54.2	(4.5)			49.7
	1,370.0	(11.9)			1,358.1
Earnings from operations before income taxes	104.3	17.7			122.0
Provision for income taxes	39.1	6.0	(viii	)	45.1
Net earnings before non-controlling interests	65.2	11.7			76.9
Non-controlling interests	(30.0)	0.3			(29.7)
Net earnings	35.2	12.0			47.2
Net earnings per share	$2.03	$0.75			$2.80
Net earnings per diluted share	$2.01	$0.71			$2.74

3. Cash, Short Term Investments and Marketable Securities

Cash, short term investments and marketable securities are as follows:

	March 31, 2006	December 31, 2005
Cash and short term investments	237.5	278.8
Cash held in Crum & Forster	16.1	1.7
Marketable securities	221.2	278.5
	474.8	559.0

Marketable securities include corporate bonds and equities, with a fair value at March 31, 2006 of $233.5 (December 31, 2005 - $284.5).

4. Portfolio Investments

At March 31, 2006, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $65.0 of common stocks, as well as a Total Return Swap (“swap”) with a notional value of approximately $550.0, (constituting together hedges with an aggregate notional value of approximately $1,115) as described in the two following paragraphs. At March 31, 2006, common stocks in the company’s portfolio aggregated $2,138.1, with a market value of $2,640.8.

Simultaneously with short sales of approximately $500.0 ($500.0 at December 31, 2005) notional amount of SPDRs and $65.0 ($60.3 at December 31, 2005) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $113.0 ($112.1 at December 31, 2005). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $556.0 ($521.0 at December 31, 2005) of cash and short term securities and $219.2 ($271.9 at December 31, 2005) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $116.2 ($112.3 at December 31, 2005) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.

The company also has a swap with a notional value of approximately $550.0 ($550.0 at December 31, 2005). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($110.0 at December 31, 2005). Short term securities have been pledged as collateral for the swap in the amount of $105.8 ($104.1 at December 31, 2005). The fair value of the swap is a liability of $73.3 ($60.5 at December 31, 2005) and is included in securities sold but not yet purchased on the consolidated balance sheet.

The company also has purchased credit default swaps and bond put warrants which are carried at fair value of $135.9 ($142.2 at December 31, 2005) and are classified as bonds on the consolidated balance sheet.

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings for the quarter as follows:

	2006	2005
SPDRs, common stocks and related options	(26.9)	6.0
Swap and related option	(10.7)	8.9
Credit default swaps	(8.8)	13.6
Put bond warrants and other	(3.6)	3.4
Gains (losses)	(50.0)	31.9

5. Investments

On February 7, 2006, subsidiaries of the company sold the remaining 3.8 million shares of Zenith National Insurance Corp. common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.

On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.

6. Capital and Long Term Debt

During the first quarter of 2006, the company repurchased for cancellation 19,300 (2005 - nil) subordinate voting shares for a net cost of $2.6 (2005 - nil).

On March 15, 2006, the Company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

7. Contingencies

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate.

It is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse.

Fairfax has become aware of several lawsuits seeking class action status that have been filed against it and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a very preliminary stage. Frequently, when a securities class action is filed, other suits making the same or similar allegations follow. Typically, these matters are handled in a coordinated fashion by the courts. Additional similar lawsuits may be filed against Fairfax and certain of its officers and directors in the future. The ultimate outcome of any litigation is uncertain and should any of these actions against Fairfax be successful, Fairfax may be subject to significant damage awards, which could have a material adverse effect on its business, results of operations and financial condition. Fairfax and the named officers and directors intend to vigorously defend against these lawsuits.

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organization Act (RICO), pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

8. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 15 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2006 compared to December 31, 2005. The segmented information has been revised to reflect the impact of the restatement adjustments in note 2.

9. U.S. GAAP Reconciliation

Restatement of Financial Results

The effects of the restatement of the company’s previously reported consolidated financial statements described in note 2, including the additional US GAAP corrections relating to the company’s US GAAP reconciliation, are reflected below. Under US GAAP, the total after-tax cumulative impact of the restatement through March 31, 2006 is to decrease shareholders’ equity by $363.3, comprised of the decrease in Canadian GAAP shareholders’ equity referred to in note 2 of $235.3, an increase in the cumulative reduction in net earnings under US GAAP of $84.2 and a decrease in accumulated other comprehensive income under US GAAP of $43.8.

The US GAAP corrections affecting the three months ended March 31, 2006 and 2005 relate to:

(i)    The accounting treatment for convertible bond securities and other fixed income securities with embedded derivatives which are held as investments. The securities that are subject to the restatement were held as investments by the company and were purchased between 2001 and 2005. These securities were carried at fair value in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” due to their designation as available for sale, with corresponding changes in their fair value recorded as a component of other comprehensive income within shareholders’ equity. The treatment for these investments was restated to correct for the application of FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). Under FAS 133, changes in the fair value attributable to the embedded option in a convertible bond or other security is required to be recognized in income through realized gains or losses rather than unrealized gains and losses, a component of shareholders’ equity, as previously reported by the company. In addition, from the company’s review of its securities with embedded derivatives for the three and nine months ended September 30, 2006 and 2005, management identified an additional error in its previously reported restated results as at and for the year ended December 31, 2005. In the original restatement for FAS 133 described above, management incorrectly calculated the net income and other comprehensive income components for certain instruments sold during the year. The November 2006 restatement had no effect on net earnings for the three months ended March 31, 2006 and 2005 and resulted in a correction within shareholders’ equity, increasing accumulated other comprehensive income (excluding currency translation account) and decreasing cumulative reduction in net earnings under US GAAP as at March 31, 2006 and December 31, 2005 by $26.8 respectively. The corrections described above had no cumulative effect on shareholders’ equity as at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 by $4.9, and decreasing net earnings for the three months ended March 31, 2005 by $2.6. For each such period, there is a corresponding offsetting change in other comprehensive income, such that there is no net change in comprehensive income.

(ii)   Recording a minimum pension liability under US GAAP which previously had been considered immaterial. The corrections resulted in a $12.2 after-tax cumulative decrease in shareholders’ equity as at March 31, 2006, and did not affect other comprehensive income for the three months ended March 31, 2006 and 2005.

(iii)  The accounting treatment of the Swiss Re Cover. In reviewing the accounting for the contemplated commutation of the Swiss Re Cover, the company identified that it had incorrectly calculated the deferred gain, which ultimately impacted the amortization recorded in each period. In addition, the company identified that on the assignment of this cover to nSpire Re, its subsidiary in Ireland, the deferred tax asset recorded for purposes of US GAAP had not been properly adjusted to recognize the differential in statutory income tax rates between Canada and Ireland. The correction of these errors resulted in a $111.3 cumulative decrease in shareholders’ equity at March 31, 2006, and had the net effect of increasing net earnings for the three months ended March 31, 2006 and 2005 by $2.3 and $3.5 respectively. In addition, the corrections resulted in an increase in the deferred gain of $32.2 and $33.4 as at March 31, 2006 and December 31, 2005 respectively, and a decrease in the deferred tax asset of $79.1 and $80.2 as at March 31, 2006 and December 31, 2005 respectively.

(iv)  Foreign exchange losses from a hedge contract recorded as goodwill for purposes of Canadian GAAP as described in section (vii) of note 2, which are not considered a hedge for purposes of US GAAP. As a result, these foreign exchange losses have been reclassified from goodwill as a charge to opening retained earnings for US GAAP.

The restated consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 21 to the company’s restated consolidated financial statements as at December 31, 2005.

The following shows the net earnings in accordance with US GAAP:

For the three months ended March 31, 2006

	Previously Reported	Restatement Adjustments	Restated
Net earnings, Canadian GAAP	172.1	26.3	198.4
Recoveries on retroactive reinsurance (iii)	12.0	1.2	13.2
Fair value of embedded bond investment derivatives(i)	—	7.8	7.8
Other than temporary declines	7.9	—	7.9
Tax effect	(6.3)	(1.8)	(8.1)
Net earnings, US GAAP	185.7	33.5	219.2
Unrealized net appreciation (depreciation) of investments	(143.6)	(12.6)	(156.2)
Change in currency translation account	5.8	—	5.8
Other comprehensive income (loss)	(137.8)	(12.6)	(150.4)
Comprehensive income, US GAAP	47.9	20.9	68.8
Net earnings per share, US GAAP	$10.24	$1.88	$12.16
Net earnings per diluted share, US GAAP	$9.82	$1.78	$11.61

For the three months ended March 31, 2005

	Previously Reported	Restatement Adjustments	Restated
Net earnings, Canadian GAAP	35.2	12.0	47.2
Recoveries on retroactive reinsurance (iii)	14.3	2.1	16.4
Fair value of embedded bond investment derivatives(i)	—	(4.2)	(4.2)
Other than temporary declines	(25.8)	—	(25.8)
Tax effect	4.0	3.0	7.0
Net earnings, US GAAP	27.7	12.9	40.6
Unrealized net appreciation (depreciation) of investments	(72.7)	(6.8)	(79.5)
Change in currency translation account	(8.0)	1.0	(7.0)
Other comprehensive income (loss)	(80.7)	(5.8)	(86.5)
Comprehensive income (loss), US GAAP	(53.0)	7.1	(45.9)
Net earnings per share, US GAAP	$1.57	$0.81	$2.39
Net earnings per diluted share, US GAAP	$1.57	$0.76	$2.35

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31, 2006	December 31, 2005
	Restated	Restated
Assets Marketable securities	236.1	287.1
Portfolio investments Subsidiary cash and short term investments	4,496.5	3,788.9
Bonds	7,492.5	7,766.5
Preferred stocks	15.9	16.6
Common stocks	2,640.8	2,530.7
Strategic investments	195.0	347.8
Investments pledged for securities sold but not yet purchased	997.2	1,009.3
Total portfolio investments	15,837.9	15,459.8
Future income taxes	1,015.5	1,051.4
Goodwill	269.7	268.3
All other assets	10,467.6	10,922.9
Total assets	27,826.8	27,989.5
Liabilities Accounts payable and accrued liabilities	1,663.1	1,818.1
Securities sold but not yet purchased	763.0	702.9
Long term debt - holding company borrowings	1,365.6	1,424.7
Long term debt - subsidiary company borrowings	969.2	869.3
All other liabilities	19,659.0	19,852.1
Total liabilities	24,419.9	24,667.1
Mandatorily redeemable shares of TRG	191.3	192.1
Non-controlling interests	796.6	749.8
	987.9	941.9
Shareholders’ Equity	2,419.0	2,380.5
	27,826.8	27,989.5

The difference in consolidated shareholders’ equity is as follows:

	March 31, 2006	December 31, 2005
	Restated	Restated
Shareholders’ equity based on Canadian GAAP	2,818.1	2,644.2
Accumulated other comprehensive income (excluding currency translation account)	119.1	275.3
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(458.8)	(479.6)
Shareholders’ equity based on US GAAP	2,419.0	2,380.5

The November 2006 restatement had no net effect on shareholders’ equity but resulted in a correction within shareholders’ equity, increasing accumulated other comprehensive income (excluding currency translation account) and decreasing cumulative reduction in net earnings under US GAAP as at March 31, 2006 and December 31, 2005 by $26.8, respectively. The cumulative reduction in net earnings under US GAAP of $458.8 at March 31, 2006 relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

10. Subsequent Events

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re Cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re Cover no longer provided it with a commercial or economic advantage. At the time of commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the accumulated interest thereon. By virtue of the commutation, the approximately $587.4 of funds withheld in trust under the Swiss Re Cover were paid to Fairfax’s wholly-owned Irish reinsurance subsidiary, nSpire Re Limited. nSpire Re has deployed approximately $450 of those funds to secure or settle the $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Under Canadian GAAP the financial statement impact of the commutation, to be recorded in the third quarter of 2006, will be a non-cash pre-tax and after-tax loss of approximately $412.6, a $1 billion decrease in the balance recoverable from reinsurers and $587.4 decrease in funds withheld payable to reinsurers.

Year-to-date net earnings for the first nine months 2006 are $68.4 ($3.37 per share and diluted share).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as of April 27, 2006, except as otherwise indicated)
(in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the restated consolidated financial statements and with the notes to the restated management’s discussion and analysis for the year ended December 31, 2005 accompanying the company’s restated 2005 consolidated financial statements.

Restatement of the Consolidated Financial Statements

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended March 31, 2005 and three months ended March 31, 2006. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover and the 2006 third quarter review. The reviews identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at the prior time, are reflected in the company’s restated consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements. Accordingly, where appropriate, the effects of the restatement, including the correction of all errors, are reflected in management’s discussion and analysis.

First Quarter Results

Despite generally softer market conditions affecting commercial lines, other than catastrophe-exposed property business mainly in the U.S. Gulf Coast region, the underwriting profit of the company’s insurance and reinsurance operations increased to $52.0 in the first quarter of 2006 from $31.3 in 2005 and the combined ratios of those operations improved in the first quarter of 2006 to 95.1% from 97.1% in 2005, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 91.3%, 98.4% and 95.4% respectively.

Net earnings increased to $198.4 ($10.99 per share, $10.51 per diluted share) in the first quarter of 2006 from $47.2 ($2.80 per share, $2.74 per diluted share) in 2005, primarily due to increased interest and dividend income and net realized gains on investments, as well as to improved operating results at the company’s runoff and other operations and increased underwriting profit at the company’s insurance and reinsurance operations.

Revenue in the first quarter of 2006 increased to $1,714.5 from $1,480.1 last year, principally as a result of increased interest and dividend income and net realized gains on investments. Net premiums written at the company’s insurance and reinsurance operations in the first quarter of 2006 declined to $1,041.6 from $1,098.6 in 2005. During the first quarter of 2006, net premiums written by Northbridge and Crum & Forster, expressed in local currency, increased 3.4% and 23.4% respectively from 2005 while net premiums written by OdysseyRe decreased by 16.3%. The increase at Crum & Forster reflects the acquisition of Fairmont’s book of business as well as growth in new business premium, while the decline at OdysseyRe is indicative of heightened competitive conditions in several classes of business and OdysseyRe’s exercise of underwriting discipline. Consolidated net premiums written in the first quarter of 2006 decreased by 2.6% to $1,131.6 from $1,161.7 in 2005, while consolidated net premiums earned increased by 3.7% to $1,185.7 from $1,143.0.

Of the $261.0 of consolidated operating expenses in the first quarter of 2006 ($256.5 in 2005), $174.9 ($176.1 in 2005) related to insurance, reinsurance, runoff and other operations and corporate overhead, while the balance of $86.1 ($80.4 in 2005) related to Cunningham Lindsey.

Sources of Net Earnings

The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months ended March 31, 2006 and 2005:

	2006	2005
	Restated	Restated
Combined ratios Insurance - Canada (Northbridge)	91.3%	91.4%
- U.S	98.4%	95.9%
- Asia (Fairfax Asia)	95.7%	90.9%
Reinsurance (OdysseyRe)	95.4%	100.2%
Consolidated	95.1%	97.1%
Sources of net earnings Underwriting Insurance - Canada (Northbridge)	22.0	20.0
- U.S	4.1	10.9
- Asia (Fairfax Asia)	0.6	1.5
Reinsurance (OdysseyRe)	25.3	(1.1)
Underwriting profit	52.0	31.3
Interest and dividends	113.0	83.1
Operating income	165.0	114.4
Realized gains	272.0	102.6
Runoff and other	18.6	(47.0)
Claims adjusting (Fairfax portion)	(1.1)	3.2
Interest expense	(48.3)	(45.7)
Corporate overhead and other	(14.0)	(9.6)
Pre-tax income	392.2	117.9
Taxes	(143.8)	(42.1)
Non-controlling interests	(50.0)	(28.6)
Net earnings	198.4	47.2

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three months ended March 31, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended March 31, 2006

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-Total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	364.0	347.2	20.1	566.8	1,298.1	126.3	(108.6)	-	1,315.8
Net premiums written	224.0	295.3	12.3	510.0	1,041.6	90.0	-	-	1,131.6
Net premiums earned	251.9	246.7	13.2	554.3	1,066.1	119.6	-	-	1,185.7
Underwriting profit	22.0	4.1	0.6	25.3	52.0	-	-	-	52.0
Interest and dividends	21.0	30.2	1.9	59.9	113.0	-	-	-	113.0
Operating income before:	43.0	34.3	2.5	85.2	165.0	-	-	-	165.0
Realized gains	38.1	162.0	2.4	140.2	342.7	17.6	(84.3)	13.6	289.6
Runoff and other operating income	-	-	-	-	-	1.0	-	-	1.0
Claims adjusting	-	-	-	-	-	-	-	(1.1)	(1.1)
Interest expense	-	(8.2)	-	(8.7)	(16.9)	-	-	(31.4)	(48.3)
Corporate overhead and other	(1.8)	(2.7)	(0.5)	(6.0)	(11.0)	-	-	(3.0)	(14.0)
Pre-tax income (loss)	79.3	185.4	4.4	210.7	479.8	18.6	(84.3)	(21.9)	392.2
Taxes									(143.8)
Non-controlling interests									(50.0)
Net earnings									198.4

Quarter ended March 31, 2005

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-Total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	332.4	336.4	17.6	673.5	1,359.9	80.0	(93.2)	—	1,346.7
Net premiums written	203.4	276.3	9.3	609.6	1,098.6	63.1	—	—	1,161.7
Net premiums earned	231.7	268.2	17.0	564.2	1,081.1	61.9	—	—	1,143.0
Underwriting profit (loss)	20.0	10.9	1.5	(1.1)	31.3	—	—	—	31.3
Interest and dividends	14.1	27.2	0.6	41.2	83.1	—	—	—	83.1
Operating income before:	34.1	38.1	2.1	40.1	114.4	—	—	—	114.4
Realized gains (losses)	36.0	34.3	0.9	42.3	113.5	35.7	(8.4)	(2.5)	138.3
Runoff and other operating income (loss)	—	—	—	—	—	(82.7)	—	—	(82.7)
Claims adjusting	—	—	—	—	—	—	—	3.2	3.2
Interest expense	—	(8.2)	—	(6.4)	(14.6)	—	—	(31.1)	(45.7)
Corporate overhead and other	(2.1)	(1.3)	(0.5)	(8.0)	(11.9)	—	—	2.3	(9.6)
Pre-tax income (loss)	68.0	62.9	2.5	68.0	201.4	(47.0)	(8.4)	(28.1)	117.9
Taxes									(42.1)
Non-controlling interests									(28.6)
Net earnings									47.2

      Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three months ended March 31, 2006 and 2005.

                 Canadian Insurance - Northbridge

	March 31
	2006	2005
Underwriting profit	22.0	20.0
Combined ratio	91.3%	91.4%
Gross premiums written	364.0	332.4
Net premiums written	224.0	203.4
Net premiums earned	251.9	231.7
Underwriting profit	22.0	20.0
Interest and dividends	21.0	14.1
Operating income	43.0	34.1
Realized gains	38.1	36.0
Pre-tax income before interest and other	81.1	70.1

Northbridge reported improved underwriting results in the first quarter of 2006 with underwriting profit of $22.0 and a combined ratio of 91.3% compared to underwriting profit of $20.0 and a combined ratio of 91.4% in 2005. Underwriting results for the first quarter of 2006 include the impact of $19.0 of net new claims and development of existing claims related to the 2005 hurricanes. Increased investment income during the first quarter of 2006 compared to the prior year produced first quarter income before taxes, interest and other of $81.1, an increase of 15.7%. Gross premiums written and net premiums written during the first quarter of 2006 increased in Canadian dollar terms compared to 2005 by 2.9% and 3.4% respectively. Northbridge experienced negative cash flow from operations for the first quarter of 2006 of $87.7 as compared to positive cash flow of $32.6 for 2005 primarily due to timing of claims payments, broker receipts and securities transactions settlements.

For more information on Northbridge results, please see its first quarter report which will be posted on its website at www.norfin.com.

 U.S. Insurance

Quarter ended March 31, 2006

Crum & Forster (1)(2)
Underwriting profit	4.1
Combined ratio	98.4%
Gross premiums written	347.2
Net premiums written	295.3
Net premiums earned	246.7
Underwriting profit	4.1
Interest and dividends	30.2
Operating income	34.3
Realized gains	162.0
Pre-tax income before interest and other	196.3

Quarter ended March 31, 2005

	Crum & Forster(1)	Fairmont(2)	Total
Underwriting profit	10.4	0.5	10.9
Combined ratio	95.5%	98.6%	95.9%
Gross premiums written	288.4	48.0	336.4
Net premiums written	239.4	36.9	276.3
Net premiums earned	231.6	36.6	268.2
Underwriting profit	10.4	0.5	10.9
Interest and dividends	24.8	2.4	27.2
Operating income	35.2	2.9	38.1
Realized gains	28.4	5.9	34.3
Pre-tax income before interest and other	63.6	8.8	72.4
__________

(1) These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

(2) Beginning January 1, 2006, Fairmont’s business is being carried on as the Fairmont Specialty division of Crum & Forster.

Crum & Forster’s combined ratio increased in the first quarter of 2006 to 98.4% from 95.5% in 2005 reflecting a higher loss ratio, as premium rates continue to be under competitive pressure in the United States, even in the face of inflationary loss cost increases. The general expense ratio also rose due to the addition of substantially all of Fairmont’s operating expenses with only modest net premiums earned from the Fairmont business in the first quarter of 2006. Crum & Forster’s net premiums written for the first quarter of 2006 increased by 23.4% over 2005. Excluding the Fairmont business, net premiums written increased by 11.2%, primarily due to growth in new business. Cash flow from operations for the first quarter of 2006 was $27.3 compared to $80.2 for the first quarter of 2005, with the year-over-year decline due primarily to higher net paid losses, partially related to catastrophe events, and increased income tax sharing payments principally attributable to the $122.2 investment gain realized upon the sale of common shares of Zenith National. For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

                 Fairfax Asia

	March 31
	2006	2005
Underwriting profit	0.6	1.5
Combined ratio	95.7%	90.9%
Gross premiums written	20.1	17.6
Net premiums written	12.3	9.3
Net premiums earned	13.2	17.0
Underwriting profit	0.6	1.5
Interest and dividends	1.9	0.6
Operating income	2.5	2.1
Realized gains	2.4	0.9
Pre-tax income before interest and other	4.9	3.0

Fairfax Asia’s combined ratio of 95.7% in the first quarter of 2006 (90.9% in 2005) reflects favourable underwriting results from First Capital offset by weaker results from Falcon. First Capital’s and Falcon’s underwriting results in the first quarter of 2006 reflect a decrease in earned premiums to $4.0 and $9.2 respectively. During the quarter, Fairfax Asia maintained its 26.0% interest in ICICI Lombard through participation in a rights offering, acquiring 6.5 million shares in ICICI Lombard for consideration of $5.9.

                 Reinsurance - OdysseyRe

	March 31
	2006(1)	2005
Underwriting profit (loss)	25.3	(1.1)
Combined ratio	95.4%	100.2%
Gross premiums written	566.8	673.5
Net premiums written	510.0	609.6
Net premiums earned	554.3	564.2
Underwriting profit (loss)	25.3	(1.1)
Interest and dividends	59.9	41.2
Operating income	85.2	40.1
Realized gains	140.2	42.3
Pre-tax income before interest and other	225.4	82.4
__________

(1) These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

OdysseyRe’s gross premiums written, including adjustments to reflect the restatement of 2005 and prior financial results, decreased 15.8% in the first quarter of 2006 over the first quarter of 2005. This primarily reflects a decline in its worldwide reinsurance business during the first quarter as OdysseyRe continues to emphasize underwriting discipline in the face of competitive pressures across selected lines of business. During the first quarter of 2006, OdysseyRe’s combined ratio was 95.4%, reflecting $44.8 of adverse loss development (net of reinstatement and stop loss premiums), which represented 8.1 points of its combined ratio. Adverse loss development during the first quarter of 2006 primarily reflects $37.8 in net adverse development relating to casualty business, primarily for years 2001 and prior, and $7.3 from development of prior catastrophe losses. The 95.4% combined ratio during the first quarter of 2006 compares to a combined ratio of 100.2% during the first quarter of 2005, which reflected adverse loss development (net of reinstatement and stop loss premiums) of $47.0 (including $19.0 from the 2004 Florida hurricanes and other property catastrophe losses), representing 8.3 combined ratio points. Pre-tax income during the first quarter of 2006 continued to reflect strong investment performance through both higher investment income and $140.2 of net realized gains. For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

   Runoff and Other

Quarter ended March 31, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	50.4	(1.7)	77.6	126.3
Net premiums written	13.8	(1.5)	77.7	90.0
Net premiums earned	44.1	(1.3)	76.8	119.6
Losses on claims	(38.0)	(1.1)	(49.2)	(88.3)
Operating expenses	(12.5)	(13.7)	(23.9)	(50.1)
Interest and dividends	17.0	(1.0)	3.8	19.8
Operating income (loss)	10.6	(17.1)	7.5	1.0
Realized gains	1.7	1.0	14.9	17.6
Pre-tax income (loss) before interest and other	12.3	(16.1)	22.4	18.6

Quarter ended March 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	3.5	8.5	68.0	80.0
Net premiums written	(13.4)	8.5	68.0	63.1
Net premiums earned	(10.2)	0.7	71.4	61.9
Losses on claims	(27.3)	(37.5)	(50.7)	(115.5)
Operating expenses	(5.2)	(14.0)	(17.7)	(36.9)
Interest and dividends	8.8	(3.5)	2.5	7.8
Operating income (loss)	(33.9)	(54.3)	5.5	(82.7)
Realized gains	14.1	20.4	1.2	35.7
Pre-tax income (loss) before interest and other	(19.8)	(33.9)	6.7	(47.0)

The runoff and other pre-tax income of $18.6 for the quarter ended March 31, 2006 is the result of net realized gains of $17.6 combined with operating income of $1.0.

The operating result for U.S. runoff generated income of $10.6 due to the incremental investment income on increased investment assets and reduced funds withheld interest expense resulting from the 2005 commutations as well as a current period increase in net premiums earned attributable to the Fairmont entities recently placed into runoff. As discussed in Fairfax’s restated 2005 management’s discussion and analysis (“restated 2005 MD&A”), during the quarter ended March 31, 2006, U.S. runoff closed the commutation with Ridge Re, receiving cash proceeds of $373.3.

The operating result for European runoff was substantially improved from the same period of the prior year principally due to the absence of any adverse loss development reported within the claims portfolios.

Group Re’s combined ratio for the first quarter of 2006 was 95.2% compared to 95.8% for the same period in 2005. This improvement, together with an increase in premium volume and an increase in net realized gains, resulted in an increase in its pre-tax income to $22.4 from $6.7 in 2005.

      Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2006 increased by 39.3% to $149.2 from $107.1 in 2005 (interest and dividend income earned by the insurance and reinsurance operations in the first quarter of 2006 increased to $113.0 from $83.1 in 2005) primarily due to higher short term interest rates and an increase in investment portfolios of $1.6 billion from March 31, 2005.

Consolidated net realized gains on investments for the first quarter of 2006 increased to $289.6 from $141.3 in 2005 principally as a result of $137.3 of net gains on the disposition of the company’s interest in Zenith National, net gains from other equities of $161.6 and net gains on the sale of bonds of $70.7. Included in net realized gains were $50.0 of net losses related to mark-to-market valuation adjustments, as referred to in note 4 to the restated consolidated financial statements, and other net losses of $30.0 which consists primarily of realized losses from derivatives.

Consolidated interest expense increased to $52.2 for the three months ended March 31, 2006 from $49.7 in 2005, reflecting interest expense on the additional debt issued by OdysseyRe in the second quarter of 2005 and first quarter of 2006. The interest expense is comprised of the following:

	March 31
	2006	2005
Fairfax	31.4	31.1
Crum & Forster	8.2	8.2
OdysseyRe	8.7	6.4
Cunningham Lindsey	3.9	4.0
	52.2	49.7

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest and dividend income on Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	March 31
	2006	2005
Fairfax corporate overhead	12.7	7.8
Investment management and administration fees	(11.1)	(11.0)
Corporate overhead of subsidiary holding companies	11.0	11.9
Internet and technology expenses	1.4	0.9
	14.0	9.6

Fairfax’s corporate overhead in the first quarter of 2006 increased from the prior year due to costs related to the ongoing SEC investigation, partially offset by increased interest and dividend income on holding company cash, short term investments and marketable securities.

The company recorded an income tax expense of $145.0 on its consolidated statement of earnings for the first quarter of 2006 at an effective tax rate of 36.9%, consistent with the effective tax rate in the first quarter of 2005 of 37.0%.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	March 31
	2006	2005
Northbridge	21.4	18.8
OdysseyRe	28.6	9.8
Cunningham Lindsey	(0.3)	1.1
	49.7	29.7

Financial Condition

Cash, short term investments and marketable securities held at the holding company declined by $84.2 to $474.8 from $559.0 at year-end , primarily reflecting the repayment of $60.6 of matured senior notes, advances totalling $83.1 to nSpire Re to fund European runoff claims payments and other cash requirements and the receipt of $99.3 of dividends from subsidiaries including $80.0 from Crum & Forster.

Subsidiary cash and short term investments increased by $748.2 to $5,274.5 from $4,526.3 at year-end. Consolidated cash resources during the first quarter increased by $715.8 compared to a decrease during the first quarter of 2005 of $562.7. Consolidated cash provided by operating activities was $448.6 for the first quarter compared to $57.6 for the first quarter of 2005, an increase of $391.0 comprised mainly of the $373.3 cash proceeds of the Ridge Re commutation in U.S. runoff. Consolidated cash provided by investing activities was $258.7 compared to cash used in the first quarter of 2005 of $576.9. The year-over-year change reflects net sales of securities of $260.2 during the first quarter of 2006 compared to net purchases of securities of $580.6 during the first quarter of 2005. Consolidated cash provided by financing activities of $7.7 reflects the issuance of $100.0 in senior unsecured notes by OdysseyRe, offset by repayment of debt totaling $60.6 and dividends paid of $27.8.

Cash flow from operations for the first quarter of 2006 amounted to $27.3 for Crum & Forster ($80.2 in 2005), $272.8 for OdysseyRe ($119.5 in 2005) and cash usage of $87.7 for Northbridge (cash provided of $32.6 in 2005). Decreased cash flows at Crum & Forster were primarily a result of higher net paid losses, partially related to catastrophe events, and increased income tax sharing payments. Increased cash flows at OdysseyRe reflect the receipt of $78.0 from nSpire Re and the receipt of current tax recoverable balances. Decreased cash flows at Northbridge were primarily due to timing of claims payments, broker receipts and securities transaction settlements.

Accounts receivable and other declined by $261.7, primarily as a result of U.S. runoff’s collection during the first quarter of $373.3 of cash proceeds on the commutation with Ridge Re (as discussed in Fairfax’s restated 2005 MD&A).

Reinsurance recoverables decreased to $7,496.7 at March 31, 2006 from $7,655.7 at December 31, 2005 primarily as a result of collections on ceded hurricane losses. Similarly, the decline of $128.4 in provision for claims relates primarily to payment of hurricane claims during the quarter.

Portfolio investments at carrying value (net of the liability representing securities sold but not yet purchased) increased by $549.4 to $14,859.8 from $14,310.4 at year-end. During the quarter, net realized gains on investments totalled $289.6 (including $137.3 on the sale of the company’s interest in Zenith National), inclusive of a $50.0 mark-to-market loss recorded on derivative positions. At March 31, 2006 the net unrealized gain on portfolio investments was $359.4 compared to $558.4 at year-end. The net unrealized loss on bond portfolios widened to $270.0 from $89.0 at year-end while the net unrealized gains on equities (including Hub and Advent at March 31, 2006 and Hub, Advent and Zenith National at year-end) and other decreased to $629.4 from $647.4.

The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $139.0 to $266.7 in the first quarter of 2006 as a result of profitable operations of that group and utilization of the U.S. operating tax losses. The future income tax asset declined by $113.9 to $1,004.9 during the quarter.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2006	December 31, 2005
Cash, short term investments and marketable securities	474.8	559.0
Holding company debt	1,306.2	1,365.3
Subsidiary debt	1,036.9	933.2
Purchase consideration payable	191.3	192.1
Trust preferred securities of subsidiaries	52.4	52.4
Total debt	2,586.8	2,543.0
Net debt	2,112.0	1,984.0
Common shareholders’ equity	2,681.5	2,507.6
Preferred shares	136.6	136.6
Non-controlling interests	796.6	751.4
Total equity and non-controlling interests	3,614.7	3,395.6
Net debt/net total capital	36.9%	36.9%
Total debt/total capital	41.7%	42.8%
Interest coverage	8.5x	N/A

At March 31, 2006, Fairfax had $474.8 of cash, short term investments and marketable securities at the holding company level. Holding company indebtedness declined modestly during the quarter by $59.1 to $1,306.2 from $1,365.3 at year-end, reflecting the repayment of $60.6 of matured senior notes. Subsidiary debt increased by $103.7 to $1,036.9 from $933.2 at year-end, largely due to the issuance of $100.0 of senior unsecured notes by OdysseyRe. At March 31, 2006 the company’s consolidated net debt/net total capital ratio remained constant at 36.9%, and the consolidated total debt/total capital ratio improved to 41.7% from 42.8% at year-end.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations in 2006. In addition, the holding company expects to continue to receive management fees, interest and dividends on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries (with a reduction in tax sharing payments as a result of the 2005 third quarter hurricanes). For the remainder of 2006, the holding company’s obligations (other than interest, dividends, TRG purchase consideration payments and overhead expenses) consist of the continuing obligation to fund negative cash flow at its European runoff operations (for the full 2006 year, this funding is anticipated to be between $150 and $200, plus $78 which will be required by nSpire Re related to a substitution of cash funding for letters of credit as discussed in of the company’s restated 2005 MD&A, prior to any management actions which would improve that cash flow). As noted above, cash advanced to nSpire Re to fund European runoff and other requirements during the first quarter of 2006 totalled $83.1.

Primarily as a result of retained first quarter earnings, shareholders’ equity at March 31, 2006 increased by $173.9 or 6.6% to $2,818.1 from $2,644.2 at year-end. Common shareholders’ equity at March 31, 2006 was $2,622.1 or $147.42 per basic share (excluding the $59.4 of capital attributable to the company’s issue of convertible debentures in the 2003 third quarter). The company repurchased 19,300 shares during the quarter. At March 31, 2006 there were 17,786,426 shares effectively outstanding.

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to in the company’s restated 2005 MD&A. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits Seeking Class Action Status

Fairfax has become aware of several lawsuits seeking class action status that have been filed against it and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a very preliminary stage. Frequently, when a securities class action is filed, other suits making the same or similar allegations follow. Typically, these matters are handled in a coordinated fashion by the courts. Additional similar lawsuits may be filed against Fairfax and certain of its officers and directors in the future. The ultimate outcome of any litigation is uncertain and should any of these actions against Fairfax be successful, Fairfax may be subject to significant damage awards, which could have a material adverse effect on its business, results of operations and financial condition. These lawsuits may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these lawsuits. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax and the named officers and directors intend to vigorously defend against these lawsuits.

Comparative Quarterly Data (unaudited)

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Revenue	1,714.5	1,359.7	1,547.5	1,513.2	1,480.1	1,448.3	1,453.1	1,435.5
Net earnings (loss)	198.4	(308.1)	(208.6)	22.9	47.2	(35.5)	(4.7)	43.2
Net earnings (loss) per share	$10.99	$(17.51)	$(13.19)	$1.29	$2.80	$(2.74)	$(0.52)	$2.97
Net earnings (loss) per diluted share	$10.51	$(17.51)	$(13.19)	$1.29	$2.74	$(2.74)	$(0.52)	$2.88

Prior to giving effect to the hurricanes in the third and fourth quarters of 2005 and the third quarter of 2004, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004. In addition to loss and LAE reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on portfolio investments, the timing of which is not predictable.